                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2003

                                      INDEX

                                                                                                             Page
                                                                                                             ----
Part I.  Financial Information............................................................................     1

      Item 1 - Unaudited Condensed Consolidated Financial Statements......................................     1

      Item 2 - Management's Discussion and Anaylysis of Finacial Condition and Results of Operations......    14

Part II. Other Information................................................................................    34

      Item 1 - Legal Proceedings..........................................................................    34

      Item 2 - Changes in Securites and Use of Proceeds...................................................    34

      Item 3 - Defaults on Senior Securities..............................................................    34

      Item 4 - Submission of Matters to a Vote of Security Holders........................................    34

      Item 5 - Other Information..........................................................................    34

PART I:  FINANCIAL INFORMATION

ITEM 1. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                      Three months ended                           Six months ended
                                                           June 30,                                    June 30,
                                            --------------------------------------------------------------------------------------
                                               2002           2003           2003           2002           2003           2003
                                               EURO           EURO            USD           EURO           EURO            USD
                                            (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                            --------------------------------------------------------------------------------------
Net sales ...............................        19,178         23,729         27,293         33,630         44,449         51,125
Cost of sales ...........................        13,192         15,777         18,147         24,234         30,276         34,823

                                             -------------------------------------------------------------------------------------
Gross profit ............................         5,986          7,952          9,146          9,396         14,173         16,302

Selling, general and administrative
  expenses ..............................         6,521          6,473          7,445         12,796         12,973         14,922
Research and development expenses .......         2,833          3,336          3,837          5,889          6,971          8,018
Amortization of intangible assets .......           650            630            725          1,306          1,265          1,455

                                             -------------------------------------------------------------------------------------
Total operating expenses ................        10,004         10,439         12,007         19,991         21,209         24,395

Operating loss ..........................        (4,018)        (2,487)        (2,861)       (10,595)        (7,036)        (8,093)

Interest income, net ....................           844            629            724          1,783          1,408          1,620

                                             -------------------------------------------------------------------------------------
Loss before taxes and minority interest..        (3,174)        (1,858)        (2,137)        (8,812)        (5,628)        (6,473)

Income tax benefit ......................        (1,076)          (280)          (322)        (2,653)        (1,034)        (1,189)

                                             -------------------------------------------------------------------------------------
Loss before minority interest ...........        (2,098)        (1,578)        (1,815)        (6,159)        (4,594)        (5,284)

Minority interest .......................             -              4              5              -              9             10

                                             -------------------------------------------------------------------------------------
Net loss ................................        (2,098)        (1,574)        (1,810)        (6,159)        (4,585)        (5,274)
                                             -------------------------------------------------------------------------------------

Loss per share - basic ..................         (0.07)         (0.05)         (0.06)         (0.19)         (0.15)         (0.17)
Loss per share - diluted ................         (0.07)         (0.05)         (0.06)         (0.19)         (0.15)         (0.17)

Weighted average number of shares -
  basic .................................    31,794,675     30,794,660     30,794,660     31,794,675     30,833,018     30,833,018
Weighted average number of shares -
  diluted ...............................    31,794,675     30,794,660     30,794,660     31,794,675     30,833,018     30,833,018
                                             =====================================================================================

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                 December 31, 2002         June 30, 2003
                                                 -----------------------------------------------
                                                                        EURO              USD
                                                      EURO           (unaudited)      (unaudited)
                                                 -----------------------------------------------
ASSETS

Cash and cash equivalents ...................          119,866          109,341          125,764
Accounts receivable .........................           28,238           24,396           28,060
Inventories .................................           33,424           31,758           36,528
Other current assets ........................            7,687            7,816            8,990

                                                 -----------------------------------------------
TOTAL CURRENT ASSETS ........................          189,215          173,311          199,342

Property, plant and equipment ...............           23,103           27,752           31,921
Goodwill ....................................           14,690           13,723           15,784
Patents and trademarks ......................           17,036           15,414           17,729
Other non-current assets ....................              954              852              980

                                                 -----------------------------------------------
TOTAL ASSETS ................................          244,998          231,052          265,756
                                                 -----------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
  and capital leases ........................            1,228              908            1,044
Accounts payable ............................           13,103            8,893           10,229
Accrued liabilities .........................           17,272           15,357           17,664

                                                 -----------------------------------------------
TOTAL CURRENT LIABILITIES ...................           31,603           25,158           28,937

Long-term debt and capital leases ...........            7,812            7,388            8,498
Deferred gain on sale and lease back ........            1,012              969            1,115
Deferred tax liabilities ....................            4,039            3,698            4,253

                                                 -----------------------------------------------
TOTAL NON-CURRENT LIABILITIES ...............           12,863           12,055           13,866

MINORITY INTEREST ...........................               44               31               35

TOTAL SHAREHOLDERS' EQUITY ..................          200,488          193,808          222,918

                                                 -----------------------------------------------
Total liabilities and shareholders' equity ..          244,998          231,052          265,756
                                                 -----------------------------------------------

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                             Six months ended June 30,
                                                                                 ----------------------------------------------
                                                                                    2002              2003             2003
                                                                                    EURO              EURO              USD
                                                                                 (unaudited)       (unaudited)      (unaudited)
                                                                                 ----------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss...............................................................             (6,159)          (4,585)           (5,274)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
Depreciation of property, plant and equipment..........................              2,105            1,766             2,031
Amortization of intangibles............................................              1,306            1,265             1,455
Deferred income taxes (benefits).......................................             (2,820)            (348)             (400)
Loss (gain) on disposal of equipment...................................                 28              (50)              (58)
Translation of debt in foreign currency................................              1,353            1,313             1,510
Minority interest......................................................                  -               (9)              (10)

Effects of changes in assets and liabilities:
Decrease in accounts receivable........................................              5,041            3,645             4,192
Decrease (increase) in inventories.....................................                523            1,236             1,422
Increase in other current assets.......................................             (3,860)            (136)             (156)
Decrease in accrued liabilities........................................             (6,420)            (694)             (798)
(Decrease) increase in accounts payable................................              4,182           (4,138)           (4,759)

                                                                                 --------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES..................................             (4,721)            (735)             (845)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures...................................................             (1,727)          (6,749)           (7,763)
Proceeds from sale of equipment........................................              6,539               67                77
Acquisition of subsidiaries, net of cash acquired......................            (10,496)               -                 -

                                                                                 --------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES..................................             (5,684)          (6,682)           (7,686)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit.......................................             (1,323)               -
Payments on long-term debt and capital leases..........................               (858)            (757)             (871)
Net proceeds from (payments of) advances from customers................                670           (1,009)           (1,160)
Purchases of own shares                                                                  -             (347)             (399)

                                                                                 --------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES..................................             (1,511)          (2,113)           (2,430)
                                                                                 ============================================

NET CASH FLOWS.........................................................            (11,916)          (9,530)          (10,961)
Effect of changes in exchange rates on cash balances...................             (1,171)            (995)           (1,145)
CASH AT BEGINNING OF THE PERIOD........................................            141,506          119,866           137,870
                                                                                 --------------------------------------------
CASH AT END OF THE PERIOD..............................................            128,419          109,341           125,764
                                                                                 ============================================

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ended December 31, 2003.

         The accompanying condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on June 30, 2003 (Euro 1 = USD 1.1502). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at that or any other date.

2.       SHARES OUTSTANDING

         As of December 31, 2002 and June 30, 2003, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of E 0.91 per share, and 55,000,000 preference shares, nominal value
         E 0.91 per share. At December 31, 2002 and June 30, 2003,
         30,898,228 and 30,794,660 ordinary shares, respectively, were outstanding. No preference shares were outstanding at December 31, 2002 and June 30, 2003.

         On September 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of E 5.22 per share. During the six months ended
         June 30, 2003, the Company repurchased 103,568 ordinary shares at an average price of E 3.35 per share.

3.       INVENTORIES

         Inventories consist of:

                                                                        December 31,            June 30,
                                                                            2002                  2003
                                                                            EURO                  EURO
                                                                        --------------------------------
Precious metals..................................................              20                    18
Raw materials....................................................          12,106                12,041
Work in progress.................................................          18,142                17,142
Finished goods...................................................           3,156                 2,557

                                                                        -------------------------------
                                                                           33,424                31,758
                                                                        ===============================

4.       GOODWILL, PATENTS AND TRADEMARKS

                                                                        December 31,            June 30,
                                                                            2002                  2003
                                                                            EURO                  EURO
                                                                        --------------------------------
Non amortizable:
Goodwill.........................................................          14,690                13,723

Amortizable:
Patents..........................................................          16,455                14,908
Trademarks.......................................................             581                   506

                                                                        ===============================
                                                                           31,726                29,137
                                                                        ===============================

         The above amounts are presented net of accumulated amortization of E 26.8 million at December 31, 2002 and E 27.7 million at
         June 30, 2003.

         As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other intangible assets" and SFAS No. 144 "Accounting for the impairment or disposal of long-lived assets". SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of January 1, 2002.

         The Company reviewed its business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. During the first quarter of 2002, the Company completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of SFAS No. 142.

         The Company tests for impairment of goodwill annually at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its die attach equipment business and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions the Company revised its earnings forecasts for each of its business units that were tested for impairment. As a result, in the fourth quarter of 2002, the Company recognized a goodwill impairment loss of E 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

5.       DEFERRED GAIN ON SALE AND LEASE BACK

         On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for E 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled E 6.9 million and the net book value of this real estate was E 5.4 million. The Company's gain on this transaction of E 1.1 million is being amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total E 0.6 million per annum. The total deferred gain on the sale and lease back as of each of December 31, 2002 and June 30, 2003 was E 1.0 million.

6.       RESTRUCTURING

         In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single die handling equipment business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling equipment business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of E 0.8 million (E 0.6 million after tax) in connection with this relocation of its die handling equipment business and reduction in workforce.

         Changes in the restructuring reserve during the first half of 2003 were:

                                                                                                  EURO
                                                                                                 ------
January 1, 2003........................................................                           1,281
Cash payments in the first half of 2003................................                            (678)

                                                                                                 ------
Restructuring reserve as of June 30, 2003..............................                             603
                                                                                                 ======

         Total remaining cash outlays for restructuring activities are expected to be E 0.6 million, which primarily will be expended during the remainder of 2003.

7.       EARNINGS (LOSS) PER SHARE

         For the three-month and six-month periods ended June 30, 2002 and 2003, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods.

8.       COMPREHENSIVE INCOME

         Other comprehensive income items include revenues, expenses, gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity;

         such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three and six month period ended June 30, 2002 and 2003, respectively were net loss and foreign currency translation adjustments. Those components are as follows:

                            Three months ended June 30,    Six months ended June 30,
                            ---------------------------------------------------------
                             2002      2003      2003      2002       2003      2003
                             EURO      EURO       USD      EURO       EURO       USD
                            ---------------------------------------------------------
Net loss ................   (2,098)   (1,574)   (1,810)    (6,159)   (4,585)   (5,274)
Other comprehensive loss:
  Foreign currency
translation adjustment ..   (4,405)     (856)     (985)    (3,983)   (1,748)   (2,010)

                            ---------------------------------------------------------
Comprehensive loss ......   (6,503)   (2,430)   (2,795)   (10,142)   (6,333)   (7,284)
                            =========================================================

9.       STOCK OPTIONS

         In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company may issue 1,250,000 ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 1995 Plan Shares can consist, in whole or in part, of unauthorized and unissued shares or treasury shares. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1995 and 1998 to Dutch employees and officers vested in full on the date of grant. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

         In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ( "2001 Plan Shares") that may be issued under the Incentive Plan 2001, may not exceed 1.5% per year of the total number of ordinary shares outstanding, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and during the first half of 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

         In the years 2000, 2001, 2002 and during the first half of 2003, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

         The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the fixed stock options granted. For the variable stock options granted in 2001, 2002 and during the first half of 2003 that receive variable accounting treatment, an amount of E
         3, net of tax, was recognized as compensation cost based on the Company's ordinary share market value as of June 30, 2003.

         The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock optons, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No.
         123. The following table illustrates the effect on net loss and loss per share for the three and six months ended June 30, 2002 and 2003, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                 Three months ended June 30,     Six months ended June 30,
                                                                 ---------------------------------------------------------
                                                                      2002        2003                2002        2003
                                                                      EURO        EURO                EURO        EURO
                                                                    ------------------------------------------------------
Net loss as reported ........................................       ((2,098)     (1,574)             (6,159)     (4,585)
Deduct: Stock-based employee compensation
    expense determined under fair value
    based method for all awards, net of
    related tax effects .....................................          (314)       (249)               (591)       (582)
Add: Stock-based compensation expense
    included in net loss, net of related
    tax effect ..............................................             -           3                   -           3
                                                                    ---------------------------------------------------
Pro forma net loss ..........................................        (2,412)     (1,820)             (6,750)     (5,164)

BASIC LOSS PER SHARE:
As reported .................................................         (0.07)      (0.05)              (0.19)      (0.15)
Pro forma ...................................................         (0.08)      (0.06)              (0.21)      (0.17)

DILUTED LOSS PER SHARE:
As reported .................................................         (0.07)      (0.05)              (0.19)      (0.15)
Pro forma ...................................................         (0.08)      (0.06)              (0.21)      (0.17)
                                                                    ===================================================

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

                                                                                                      Six months
                                                                                                      ended June
                                                                                                       30, 2003
                                                                                                      ----------
Expected life (years)                                                                                     5.7
Expected stock price volatility                                                                          55.2%
Risk-free rate                                                                                           3.66%
                                                                                                         ====

         The per share weighted average fair value of options granted during the first half of 2003 was E 1.79.

10.      SEGMENT DATA

         The Company designs, develops, manufactures, markets and services products for the semiconductor industry's "back-end" assembly operations, including (i) molding systems, trim and form and integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its subsidiaries RDA and Laurier ("die handling equipment"). In the third quarter of 2002, the Company consolidated its die attach equipment business and die sort equipment business into a single die handling equipment business and has reclassified financial data for the die attach equipment business and die sort equipment business for prior periods. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's consolidated financial statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and minority interest.

                                                   Plating and
                                        Packaging  Singulation   Die handling   Corporate/
(Euro in thousands)                     Equipment    Equipment     Equipment    Elimination    Total
-------------------------------------------------------------------------------------------------------
Three months ended
June 30, 2002
Net sales .........................       12,484       4,709         1,985                     19,178
Income (loss) before taxes ........       (1,805)       (880)       (1,289)          800       (3,174)

Three months ended
June 30, 2003
Net sales .........................       15,364       8,025           340             -       23,729
Income (loss) before taxes
and minority interest .............         (589)       (306)       (1,838)          875       (1,858)
Minority interest .................            4           -             -             -            4

Six months ended
June 30, 2002
Net sales .........................       21,251       7,540         4,839             -       33,630
Income (loss) before taxes ........       (5,833)     (2,858)       (1,844)        1,723       (8,812)
Total assets ......................       94,378      58,662        29,200        79,069      261,309

Six months ended
June 30, 2003
Net sales .........................       30,119      13,416           914             -       44,449
Income (loss) before taxes ........       (2,997)     (1,258)       (3,026)        1,653       (5,628)
Minority interest .................            9           -             -             -            9
Total assets ......................       84,211      48,357        15,866        82,618      231,052

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and the first half of 2003.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of E 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgements are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates. For a more detailed explanation of the judgments made in these areas, refer to our Annual Report on Form 20-F for the year ended December 31, 2002.

REVENUE RECOGNITION

Our revenue recognition policy conforms to the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to warranties. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell, and depreciation ceases.

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

GOODWILL

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and through December 31, 2001 was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142.

We adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, was impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, must be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of the adoption of SFAS No. 142. We were not required to perform the second step for any of our identified reporting units during our January 1, 2002 goodwill transitional impairment test.

Our annual test for impairment of goodwill takes place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of 2002, we recognized a goodwill impairment loss of E 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

We do not have any identifiable intangible assets that have indefinite lives.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table discloses our contractual obligations and commercial commitments.

                                                                 Payments Due by Period
                                          ----------------------------------------------------------------
                                          Less than 1                               After 5
(Euro in thousands)                          year       1-3 years     4-5 years      years           Total
                                          ----------------------------------------------------------------
Long term debt                                635           318                                        953
Capital lease obligations
  including imputed interest                  600         1,200         1,200        6,697           9,697
Operating lease                             1,781         1,778         1,366        4,659           9,584
Unconditional purchase
  obligations                               5,090             -             -            -           5,090

                                          ----------------------------------------------------------------
Total contractual obligations and
commercial commitments                      8,106         3,296         2,566       11,356          25,324
                                          ----------------------------------------------------------------

Unconditional purchase obligations relate to buildings, equipment and specific external technical staff.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002.


                                                                             Three Months Ended June 30,
                                                                   -----------------------------------------------
                                                                      2002                       2003
              (amount in thousands,                                   EURO                       EURO
        except share and per share data)                           (unaudited)       %        (unaudited)     %
                                                                   -----------------------------------------------
Net sales.................................................             19,178      100.0          23,729     100.0
Cost of sales.............................................             13,192       68.8          15,777      66.5

                                                                   -----------------------------------------------
Gross profit .............................................              5,986       31.2           7,952      33.5

Selling, general and administrative expenses..............              6,521       34.0           6,473      27.3
Research and development expenses.........................              2,833       14.8           3,336      14.0
Amortization of intangible assets.........................                650        3.4             630       2.7

                                                                   -----------------------------------------------
Total operating expenses..................................             10,004       52.2          10,439      44.0

Operating loss............................................             (4,018)     (21.0)         (2,487)    (10.5)
Interest income, net......................................                844        4.4             629       2.7

                                                                   -----------------------------------------------
Loss before taxes and minority interest...................             (3,174)     (16.6)         (1,858)     (7.8)

Income tax benefit........................................             (1,076)      (5.7)           (280)     (1.2)

                                                                   -----------------------------------------------
Loss before minority interest.............................             (2,098)     (10.9)         (1,578)     (6.6)

Minority interest.........................................                  -          -               4       0.0

                                                                   -----------------------------------------------
Net loss..................................................             (2,098)     (10.9)         (1,574)     (6.6)
                                                                   ===============================================

Loss  per share - basic and diluted                                     (0.07)                     (0.05)

Number of shares used in calculating loss per
shareWeighted number of shares - basicWeighted
number of shares - diluted ...............................         31,794,675                 30,794,660
                                                                   31,794,675                 30,794,660
                                                                   -----------------------------------------------

THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002.

NET SALES

Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems and die handling systems.

Our net sales increased by 23.4% from E 19.2 million in the second quarter of 2002 to E 23.7 million in the second quarter of 2003. The increase in net sales in the second quarter of 2003 as compared to the second quarter of 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in the second quarter of 2003, especially for trim and form integration systems and singulation systems, offset by lower sales of die handling systems.

Our net sales per product line for the three months ended June 30, 2002 and 2003 were as follows:

                                                                           THREE MONTHS ENDED JUNE 30,
          (Euro in million)                                                 2002                2003            % CHANGE
                                                                           ---------------------------------------------
Automated molding systems................................                    9.1                 9.3                2.2%
Automated trim and form integration systems..............                    3.4                 6.1               79.4%
Singulation systems......................................                      -                 3.0                  -
Automated plating systems................................                    4.7                 5.0                6.4%
Die handling systems.....................................                    2.0                 0.3              (85.0%)

                                                                            -------------------------------------------
TOTAL NET SALES..........................................                   19.2                23.7               23.4%
                                                                            ===========================================

BACKLOG

Backlog decreased by 5.0% to E 36.3 million at June 30, 2003 from E 38.2 million at March 31, 2003 and by 14.6% from E 42.5 at December 31, 2002. New orders for the second quarter of 2003 amounted to E 21.8 million as compared to E 27.1 million in the second quarter of 2002 and E 16.5 million in the first quarter of 2003. The book-to-bill ratio was 0.92 for the second quarter of 2003 as compared to a book-to-bill ratio of 1.41 for the second quarter of 2002 and 0.80 for the first quarter of 2003.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 33.3% from E 6.0 million in the second quarter of 2002 to E 8.0 million in the second quarter of 2003. As a percentage of net sales, gross profit increased from 31.2% in the second quarter of 2002 to 33.5% in the second quarter of 2003, mainly due to the increase in net sales in the second quarter of 2003 and an increase in gross margins realized from the sale of molding and trim and form integration systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses amounted to E 6.5 million in the second quarter of 2002 and we incurred the same level in the second quarter of 2003. As a percentage of net sales, selling, general and administrative expenses decreased from 34.0% in the second quarter of 2002 to 27.3% in the second quarter of 2003 primarily due to the increase in net sales and the benefits of our restructuring efforts undertaken in 2001 and 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Research and development expenses increased by 17.9% from E 2.8 million in the second quarter of 2002 to E 3.3 million in the second quarter of 2003.
As a percentage of net sales, research and development expenses were 14.8% and 14.0% in the second quarters of 2002 and 2003, respectively. Research and development spending in the second quarter of 2003 mainly related to the new AMS-I molding system, as well as spending for new trim and form systems.

OPERATING LOSS

Operating loss decreased from E 4.0 million in the second quarter of 2002 to E 2.5 million in the second quarter of 2003. The decrease in operating loss in the second quarter of 2003 as compared to the second quarter of 2002 was due to a substantial increase in net sales and gross margins, partly offset by increased research and development expenses.

INTEREST INCOME, NET

Interest income decreased from E 0.8 million in the second quarter of 2002 to E 0.6 million in the second quarter of 2003, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX BENEFIT

Income tax benefit was E 1.1 million in the second quarter of 2002 as compared to E 0.3 million in the second quarter of 2003. The effective tax rate decreased from 33.9% in the second quarter of 2002 to 15.1% in the second quarter of 2003. The decrease of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit in the second quarter of 2003, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. In the second quarter of 2002, a tax benefit was recognized for the losses of these subsidiaries.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China.

NET LOSS

Net loss decreased by E 0.5 million from a net loss of E 2.1 million in the second quarter of 2002 to E 1.6 million in the second quarter of 2003. The decrease in net loss in the second quarter of 2003 was due principally to increased net sales and gross margins, partially offset by an increase in research and development expenses.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

                                                                        Six Months Ended June 30,
                                                              ----------------------------------------------
                                                                2002                       2003
(Amounts in thousands, except share and per share data)         Euro           %           Euro          %
------------------------------------------------------------------------------------------------------------
Net sales............................................             33,630     100.0          44,449     100.0
Cost of sales........................................             24,234      72.1          30,276      68.1

                                                              ----------------------------------------------
Gross profit.........................................              9,396      27.9          14,173      31.9

Selling, general and administrative expenses.........             12,796      38.0          12,973      29.2
Research and development expenses....................              5,889      17.5           6,971      15.7
Amortization of intangible assets....................              1,306       3.9           1,265       2.8

                                                              ----------------------------------------------
Total operating expenses.............................             19,991      59.4          21,209      47.7

Operating loss.......................................            (10,595)    (31.5)         (7,036)    (15.8)
Interest income, net.................................              1,783       5.3           1,408       3.2
                                                              ----------------------------------------------

Loss before taxes and minority interest..............
                                                                  (8,812)    (26.2)         (5,628)    (12.6)
Income taxbenefit....................................             (2,653)     (7.9)         (1,034)     (2.3)

Loss before minority interest                                     (6,159)    (18.3)         (4,594)    (10.3)

Minority interest                                                      -         -               9       0.0

                                                              ----------------------------------------------
Net loss.............................................             (6,159)    (18.3)         (4,585)    (10.3)
============================================================================================================

Loss per share - basic and diluted...................              (0.19)                    (0.15)

Weighted number of shares - basic....................         31,794,675                30,833,018
Weighted number of shares - diluted..................         31,794,675                30,833,018
============================================================================================================

FIRST SIX MONTHS 2002 COMPARED TO FIRST SIX MONTHS 2003

NET SALES

Our net sales increased from E 33.6 million in the first six months of 2002 to E 44.4 million in the same period of 2003, an increase of 32.1%. The increase in net sales in the first six months of 2003 as compared to the first six months of 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in the first six months of 2003, especially for trim and form integration systems and singulation systems, offset by lower sales of die handling systems.

Our net sales per product line for the first six months, ended June 30, were as follows:

                                                                      SIX MONTHS ENDED JUNE 30,
           (Euro in million)                                          2002                 2003               % CHANGE
----------------------------------------------------------------------------------------------------------------------
Automated molding systems................................             16.3                 18.8                 15.3%
Automated trim and form integration systems..............              4.9                 11.3                130.6%
Singulation systems......................................                -                  3.5                    -
Automated plating systems................................              7.6                  9.9                 30.3%
Die handling systems.....................................              4.8                  0.9                (81.3%)

                                                                      ----------------------------------------------
TOTAL NET SALES......................................                 33.6                 44.4                 32.1%
====================================================================================================================

GROSS PROFIT

Gross profit increased by 51.1% from E 9.4 million in the first six months of 2002 to E 14.2 million in the first six months of 2003. As a percentage of net sales, gross profit increased from 27.9% in the six months ended June 30, 2002 to 31.9% in the same period of 2003, due to the due to the increase in net sales in the first six months of 2003 and an increase in gross margins realized mainly from the sale of molding and trim and form integration systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses for the six months ended June 30, 2002 totaled E 12.8 million and represented 38.0% of net sales, compared to E 13.0 million or 29.2% of net sales in the six month period ended June 30, 2003. The decrease in selling, general and administrative expenses as percentage of net sales, resulted primarily from the increase in net sales levels and the results of our restructuring efforts undertaken in 2001 and 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses increased from E 5.9 million in the six months ended June 30, 2002 to E 7.0 million in the same period of 2003.
As a percentage of net sales, research and development expenses were 17.5% and 15.7% during the six months ended June 30, 2002 and 2003, respectively. The increase in research and development spending in the first half of 2003 reflects our continued investment in research and development, mainly for the development of the new AMS-I molding system, as well as spending for new trim and form systems.

OPERATING LOSS

Our operating loss decreased from a loss of E 10.6 million in the the first six months of 2002 to a loss of E 7.0 million in the first six months of 2003. Operating loss in the first half of 2003 decreased as compared to the first half of 2002 due to increased sales and gross margins, partially offset by higher operating expenses compared to the first half of 2002.

INTEREST INCOME, NET

Our interest income, net decreased from E 1.8 million in the first six months of 2002 to E 1.4 million in the first six months of 2003, due to lower interest rates and lower cash and cash equivalent balances.

INCOME TAX BENEFIT

Our income tax benefit amounted to E 2.7 million in the first six months of 2002 compared to an income tax benefit of E 1.0 million in the first six months of 2003. The tax rate was 30.1% in the first six months of 2002 and 18.4% in the first six months of 2003. The decrease of the effective tax rate was due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation. The effective tax rate represents management's best estimate of the effective tax rate for the full fiscal year 2003.

NET LOSS

Our net loss for the first six months of 2002 amounted to E 6.2 million compared to E 4.6 million in the first six months of 2003. The decrease of our net loss in the first half of 2003 compared to the first half of 2002 was principally due to the increase in net sales and gross margins, partly offset by increased operating expenses in 2003.

LIQUIDITY AND CAPITAL RESOURCES

We had E 119.9 million and E 109.3 million in cash and cash equivalents at December 31, 2002 and June 30, 2003, respectively.

We finance Meco and, to an extent, Fico, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling Systems subsidiary and, to an extent Fico, are financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling Systems generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling Systems.

Net cash used in operating activities were (E 4.7) million and (E 0.7) million in the first six months of 2002 and 2003, respectively. The primary use of cash from operations in the first six months of 2003 were a net loss of E 4.6 million that included non-cash charges of E 3.0 million for depreciation and amortization and E 0.9 million other non-cash losses, combined with increased working capital requirements of E 0.1 million.

At June 30, 2003, our cash totaled E 109.3 million and our total debt and capital lease obligations totaled E 8.3 million. At June 30, 2003, shareholders' equity stood at E 193.8 million.

Our capital expenditures increased from E 1.7 million in the first half of 2002 to E 6.7 million in the first half of 2003. The expenditures in the first six months of 2003 were incurred primarily for (i) the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital spending in 2003 to increase to approximately E 13 million.

At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for E 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled E 6.9 million and the net book value of the real estate sold by was E 5.4 million. Our gain on this transaction of E 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total E 0.6 million per annum.

On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of June 30, 2003, we had repurchased all 1,000,000 ordinary shares authorized under this repurchase program at an average price of E 5.22 per share.

At June 30, 2003, we had available lines of credit amounting to E 24.3 million, under which no borrowings were outstanding. At June 30, 2003, E
0.4 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at June 30, 2003. We expect to terminate one of our unused credit lines in September 2003, which would reduce our available line of credit by E 4.5 million.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding FASB Statement No. 4 and FASB No. 64, FASB No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as "Extraordinary Items" so long as they meet the criteria of paragraph 20 of APB No. 30, Reporting the results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions which occurred after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities" which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for exit or disposal activities initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (hereinafter "the Interpretation"), which adresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We adopted the disclosure requirements of the Interpretation as at December 31, 2002 and apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis,
(ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion No. 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. We believe that the adoption of EITF 00-21 will not have a material impact on our consolidated financial statements.

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In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based
Compensation - Transition and Disclosure" - an amendment of SFAS No. 123. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual and quarterly disclosure requirements of SFAS No.148 in the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined in FIN 46. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. We adopted FIN 46 on July 1, 2003 and the adoption did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. We do not believe that the adoption of SFAS No. 150 will have a material effect on our consolidated financial statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN.

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while. worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY.

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

-        the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-        the timing, size and nature of our transactions;

- market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-        changes in pricing policies by our competitors;

-        changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-        fluctuations in foreign currency exchange rates.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS.

Our backlog amounted to E 36.3 million at June 30, 2003. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS.

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds E 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-        customers' capital spending plans and budgetary constraints;

-        the timing of customers' budget cycles; and

-        customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS.

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In the first six months of 2003, our three largest customers accounted for approximately

51% of our net sales, with the largest customer accounting for approximately 35% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET.

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

-        price, product quality and system performance;

-        ease of use and reliability of our products;

- manufacturing lead times, including the lead times of our subcontractors;

-        cost of ownership;

-        success in developing or otherwise introducing new products; and

-        market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS.

Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS.

We have facilities and personnel in The Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-        general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES.

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS.

The percentage of our consolidated net sales that is denominated in euro is approximately 70% whereas net sales represented by U.S. dollars or dollar-linked currencies is approximately 30%. Approximately 82% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED.

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE.

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS.

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of goodwill or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS.

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the supervisory board of a corporation has the power to appoint its own members, to appoint and dismiss members of the board of management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BESI, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

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ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for the first six months of 2003 constitute approximately 8% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than E 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 70% of total net sales in the first six months of 2003, whereas the percentage of our consolidated net sales represented by US dollars or dollar-linked currencies amounted to approximately 30%. Approximately 82% of our costs and expenses were denominated in the euro and the remaining 18% in various currencies, principally US dollars and dollar-linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

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                           PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS
         None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS
         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES
         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
         None

ITEM 5 - OTHER INFORMATION
         None